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                            			COMMERCIAL LEASE


Between the Undersigned:

Societe Immobiliere Lunevilloise S.A.R.L., a French company with a share capital of FF 300,000 and registered offices at 13 et 15, Avenue Georges de La Tour, Luneville, France (in the process of registration),


represented by its [                    ], Mr. [                        ],
specially authorized to sign this agreement pursuant to [                    ],


hereinafter referred to as the "Lessor,"


						    FOR THE FIRST PART

AND:

Ets. Pierre Roch S.A., a French stock corporation with a share capital of FF 11,750,000, registered in the Trade and Companies Register of Nancy under the number B 761 800 671 and having its registered offices at 13 et 15, Avenue Georges de La Tour, 54300 Luneville, France,

represented by its [                    ], Mr. [                        ],
specially authorized to sign this agreement pursuant to [                    ,
hereinafter referred to as the "Lessee,"

						     FOR THE SECOND PART

AND:

Diehl GmbH & Co., a German limited partnership with registered offices at Stephanstrasse 49, 90478 Nurnberg, Germany, represented by its [
], Mr. [                ], specially authorized to sign this agreement
pursuant to [                    ],


Hereinafter referred to as "Diehl"

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						      FOR THE THIRD PART

THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

The Lessor hereby leases and rents to Pierre Roch S.A., as Lessee, who hereby accepts, the premises described hereinafter, forming part of a building owned by it at 13-15, Avenue Georges de La Tour in Luneville.

This Lease is subject to Decree no. 53-960 of September 30, 1953, as amended.


ARTICLE 1 - DESCRIPTION

The premises consist of a site for industrial use located at 13/15, Avenue Georges de La Tour in Luneville, France, including:

	-       factory buildings and
	-       offices,

registered under Section AO no. 122, of 2.6210 hectares, comprising the following lots:

	- lot listed in Bureau des Hypotheques de Luneville on December 13, 1946, volume 2244 no. 66,

	-       lot listed in Bureau des Hypotheques de Luneville on August
									17, 1954, volume no. 2461 no. 29,

	- lot listed in Bureau des Hypotheques de Luneville on December 24, 1954, volume no. 2470 no. 15,

	- lot listed in Bureau des Hypotheques de Luneville on May 3, 1957, volume no. 2538 no. 45,

	- lot listed in Bureau des Hypotheques de Luneville on October 7, 1957, volume 2553 no. 18,

	- lot listed in Bureau des Hypotheques de Luneville on January 23, 1961, volume 2687 no. 6,

	- lot listed in Bureau des Hypotheques de Luneville on June 17, 1963, volume 2805 no. 39,

	- lot listed in Bureau des Hypotheques de Luneville on September 4, 1963, volume 2815 no. 25

	- lot listed in Bureau des Hypotheques de Luneville on January 11, 1965, volume 2881 no. 34.

For the entirety of the premises, without exception of qualification, the Lessee declares that it is fully familiar with the premises by virtue of already occupying them.

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ARTICLE 2 - USE

The leased premises may be used for the type of activity presently carried out by the Lessee. Any substantial change in such usage must in advance be approved by the Lessor in writing, which approval shall not be unreasonably withheld.

ARTICLE 3 - TERM

This Lease is granted and accepted for a term of nine full consecutive years, beginning on March 24, 1994 and ending on March 23, 2003; the Lessee has already taken possession.

The Lessee shall be entitled to terminate the Lease as per the end of any calendar year by giving written notice of at least 12 months, i.e., for the first time as per the end of 1995, by complying with the legal provisions in force.

ARTICLE 4 - RENT AND CHARGES

This Lease is granted and accepted in consideration of a quarterly rent, net of taxes, of FF 48,000, which the Lessee agrees to pay quarterly in advance to the Lessor.

The first payment (of FF 52,130) shall be made on April 1, 1994 for the period from March 24 through June 30, 1994. Subsequent payments (of FF 48,000) shall be due on the first business day of each calendar quarter.

The Lessee shall pay all charges in relation to the premises as they become due directly to the pertinent third party including those charges for obligations of the owner (for example taxe fonciere).

Any amounts due from the Lessee to the Lessor for any rent shall be paid by check or postal or bank transfer.

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ARTICLE 5 - TRIENNIAL ADJUSTMENT

The rent set above shall be subject to adjustment every three years and shall be increased or decreased, as agreed upon by the parties, but in no event exceeding the changes in the construction cost index published by INSEE (the French National Statistics Agency).

The initial reference index shall be the index for the second quarter of 1993, i.e. 1012. The comparison index to be used in calculation of the rent adjustment shall be that of the second quarter of the year preceding the adjustment.

The first adjustment, if any, shall be made on March 24, 1997.

In the event that the index specified above for use in calculating the adjustment of the annual rent should cease to be published for any reason whatsoever, the adjustment shall be calculated on the basis of either the replacement index or a new index agreed to by the parties. If the parties are unable to agree on the new index to be used, the parties hereby agree to abide by the decision of an expert appointed by the Presiding Judge of the District Court (Tribunal de Grande Instance), ruling in summary proceedings. The new index adopted must reflect as closely as possible the construction cost on the national level, or failing which, on the regional level.


ARTICLE 6 - OBLIGATIONS AND CONDITIONS

In addition, this Lease is granted and accepted subject to the following general obligations and conditions:

	6.1 - Inventory

The parties agree to draw up an inventory of the premises, based on the current inventory, no later than one month after the date hereof. All inventory forms part of this agreement.

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6.2 - Enjoyment

The Lessee shall enjoy the premises prudently and shall comply with the requirements of the rules applicable to the leased premises.

In addition, it shall at all times maintain in the leased premises furniture, personal property, goods and equipment which are sufficient in quality and value to satisfy at all times its obligations to pay the rent and comply with the other terms and conditions of this agreement.

6.3 - Maintenance (entretien)

6.3.1 The Lessee agrees to maintain the leased premises in a good state throughout the term of the Lease.

6.3.2 The Lessee shall grant the Lessor, or any other persons appointed by the Lessor, access to the leased premises for the purpose of evaluating this condition and of providing periodic maintenance of any facilities therein after receiving 15 days' prior notice thereof from the Lessor.


	With respect thereto, the Lessor agrees that neither he nor his employees or agents shall disturb the Lessee's activity during such visits.

6.4 - Important Repairs (grosses reparations) and Improvements

The Lessee may carry out any important repairs and improvements in the leased premises which are necessary for the conduct of its business with the express written consent by the Lessor, which consent shall not be unreasonably withheld. With respect to all important repairs and improvements, the Lessor and the Lessee shall agree on a mechanism for reimbursing the Lessee for his expenditures in case of termination of the lease agreement before full amortization of the expenditures.

6.5 - Charges

6.5.1 The Lessee agrees to pay all personal charges for which lessees are normally liable, including in particular personal taxes, or any others which may be substituted therefore, taxes of any other sort, trash collection charges, sewer charges, street cleaning charges, etc. and any others which may replace them, and all personal charges for which normally the Lessor is liable as the owner, especially taxes regarding the leased land and buildings, including real-estate tax.

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6.5.2   The Lessee shall also take out contracts for water, gas electricity and telephone services and shall duly pay the charges thereon at their due dates, in such manner that the Lessor cannot be held liable for such payments.


ARTICLE 7 - SURRENDER OF THE PREMISES

7.1 Before quitting the premises, the Lessee shall provide the Lessor with substantiation of the payment of the taxes for which the Lessee is liable, including in particular the business tax, and all installments of rent and other charges.

7.2 The Lessee shall surrender the leased premises in a condition equivalent to the one existing on the date hereof, as reflected in the inventory to be drawn up pursuant to Section 6.1, subject to normal wear and tear and it is being understood that the Lessee may leave important repairs and improvements approved pursuant to Section 6.4 in the approved condition.


ARTICLE 8 - INSURANCE

8.1 The Lessee shall take out insurance on the building against fire and all other destructive events (causes de destruction) and against all risks customarily insured against to cover its liability as lessee.

8.2 In addition, the Lessee shall be personally liable for any damage to the improvements which it may make to the leased premises and to any damage caused to furnishings, equipment, goods or any other property belonging to it or held by it in any capacity whatsoever.

	It shall insure against the risk inherent in its business with an insurance company of good standing (fire, explosion, water damage).


	Finally, it shall insure against the financial consequences of any liability it may incur to neighbors or third parties in general.


8.3 The Lessee shall provide substantiation of all of these contracts within one month following the Lessor's demand therefore. The Lessee shall pay the outstanding fees for all of these contracts as they become due.

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ARTICLE 9 - ENVIRONMENT

The Lessor herewith declares that he has a perfect knowledge of the activity of the Lessee since its parent company has been the main shareholder of the latter for a long period until March 24, 1994.


	9.1 - Representations and Warranties

		The Lessor hereby warrants and represents:

9.1.1 There are no past or present events, and/or circumstances, or any nature whatsoever which may give rise to any liability, or otherwise form the basis of any action, suit, proceeding of any nature whatsoever based on or related to the laws and reglementations applicable to environment protection directly or indirectly linked to the site mentioned in Article 1.

9.1.2 All permits, licenses and other authorizations which are required with respect to the business of the Lessee under the laws and reglementations of France or the EEC relating to pollution or protection of the environment have been obtained by the Lessee.

9.1.3 The business of the Lessee is operated in compliance with all terms and conditions of the required permits, licenses and authorizations at the date of signature. The business is also at the date of signature operated by the Lessee in full compliance with all other limitations, restrictions, conditions, prohibitions, requirements, obligations contained in those laws or provisions applicable to the business.

9.1.4 Neither he nor the predecessor owner has been subject to any demand or notification addressed by any governmental authority or third party concerning reglementations applicable to environmental and pollution matters.


9.1.5   There has not been and is not, at the date of signature, any

(i) burying, dumping, leaking, tank failure, spillage, evaporation, underground injection or similar disposition of any oil, chemical products or other pollutants on the plant;

(ii) discharge of pollutants, whether solid, gaseous, or liquid, from the plant, which has caused or may cause harm to human health or the environment; or

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(iii)   ground for a claim against the Lessee, whether asserted or unasserted,
	based on any discharge on the plant of oil, chemical products, or other pollutants.

9.1.6 No part of such property has been used at any time by any person as a landfill or waste disposal site.

9.2 - Liability of the Lessor

If any of the declarations and/or warranties stipulated in Article 9.1 should turn out to be untrue, and if further the Lessee therefore is, or in his reasonable judgment will be in the foreseeable future,

- -       either held liable to remove the environmental condition in question,
	or to pay fines/damages on that ground, or

- -       by such condition materially impaired in pursuing its ordinary course
	of business as envisaged in this agreement,

the Lessor shall without delay take all necessary and appropriate measures and activities to remove such condition and to put the Lessee as soon as possible, given the circumstances, in the position he would have been in had the warranty been true.

If, after the lapse of such period, this obligation has not been satisfied by the Lessor, the Lessor shall indemnify the Lessee against and hold him harmless from any liabilities and losses of every nature and character which constitute, arise or result, directly or indirectly, from any error, misstatement or omission, failure to perform or any breach in or of any such representation, warranty, covenant or agreement.

While the Lessor is taking measures as described above, the Lessee shall not take in any way competitive measures of his own unless expressly authorized to do so by the Lessor.

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9.3 - Limitation of Representations and Warranties

9.3.1 The representations and warranties are granted by the Lessor for a period of nine years beginning on the date hereof.

9.3.2 Except for those claims already raised and reasonably substantiated by the Lessee, all representations and warranties shall automatically expire as soon as the Lessee exercises his option pursuant to the option to be granted to him by the Lessor in Article 13.3 of the Share Purchase and Transfer Agreement between DIEHL, Brown & Sharpe Manufacturing Company and Brown & Sharpe International Capital Corporation of the date hereof.

9.4 - Implementation of Representations and Warranties

9.4.1 The implementation of the warranty by the Lessee is not subject to any formal procedure. Written notification by the Lessee to Lessor by letter, telex or telefax sent as soon as reasonable possible shall be sufficient.

9.4.2 the payment of any sum due by the Lessor in application of Article 9 of this agreement can be made, at the Lessee's choice, either by means of set-off against any sum that the Lessee owes to the Lessor, in particular as payment of the rent, unless disputed by the Lessor, or by means of an actual payment by the Lessor to the Lessee.

9.5 - Scope of Representations and Warranties

For the avoidance of doubt, all obligations of the Lessor in connection with the representations and warranties contained in this agreement will also apply to situations where any of the declarations and/or warranties stipulated in Article 9.1 should turn out to be untrue due to a change in the law or the applicable standards, or due to a new interpretation of such laws or such standards, after the date of this agreement. The parties further agree that knowledge the Lessee may have obtained on the premises before the signing of this agreement does not in any way preclude him from invoking any of his rights under this agreement.

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ARTICLE 10 - ASSIGNMENT

The Lessee may assign its rights under this lease to affiliated companies with the express written consent of the Lessor, such consent not to be withheld unreasonably.

ARTICLE 11 - SUB-LETTING

The Lessee may not sub-let all or part of the leased premises or lend the use thereof, even on a gratuitous basis, without the express written consent of the Lessor, such consent not to be withheld unreasonably.

ARTICLE 12 - VAT ELECTION

The Lessor reserves the right to elect to be subject to value-added tax on the rent set above on the leased premises, pursuant to Decree no. 67-126 of December 22, 1967.

ARTICLE 13 - TERMINATION

If any installment of rent, including the amount of its adjustment, is not paid when due and one month after the Lessor issues an order to pay or a formal notice sent by extra-judicial act setting forth the Lessor's intent to invoke this article, which order or notice remains unheeded, this Lease shall be terminated automatically and immediately, without the need to fulfill any judicial formality and notwithstanding any subsequent offers or deposits.


ARTICLE 14 - EXPENSES AND REGISTRATION

The registration duties and the expenses and fees for this Lease shall be borne in equal shares by the Lessee and the Lessor.

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ARTICLE 15 - ELECTION OF DOMICILE

The Lessee elects domicile in the leased premises for the performance hereof, including in particular service of any documents.

The Lessor elects domicile at the registered offices of Diehl.

ARTICLE 16 - PAYMENTS

The payment of any sum due by one party to another under this agreement shall be made within eight (8) days of a written notice for that effect by the other party, supported by appropriate justifying documents.

If any payment under this agreement is not made by the due date, the sum due will immediately and without prior notice bear interest, at an annual rate corresponding to the TMM (French monetary market rate) in effect during the relevant period (or failing which at PIBOR +2 points from day to day for the relevant period) plus two (2) points. This provision shall not be construed as entitling any party to make late payments.

ARTICLE 17 - GUARANTEE

Diehl shall fulfill, on behalf of the Lessor and upon the request of the Lessee, all obligations of the Lessor under this Agreement, be it specific performance, payment obligations or damages, provided that the Lessor does not fulfill its obligations under this Agreement.

ARTICLE 18 - CHOICE OF LAW AND JURISDICTION

This Agreement shall be governed by French law. Place of jurisdiction shall be Luneville.


Signed in [                                     ] in five originals,

On


_____________________________                   ______________________________
DIEHL GmbH & Co.                                        Pierre ROCH S.A.


______________________________
Societe Immobiliere Lunevilloise